Exhibit 99.7
CERTIFICATION
Pursuant to 18 United States Code s. 1350
As adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002
In connection with the Annual Report on Form 40-F of Manulife Financial Corporation (the “Company”) for the year ended December 31, 2024, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned officer of the Company certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant Section 906 of the
Sarbanes-Oxley Act of 2002, that to his knowledge:
1.The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934,
as amended; and
2. The information contained in the Report fairly presents, in all material aspects, the financial condition and results of operations of the Company.
Date: February 19, 2025
/s/ Colin Simpson
Name:Colin Simpson
Title:Chief Financial Officer